Exhibit 99.1

Thank you Corporate Presentation September 2019

Forward - Looking Statements and Kitov' s Safe Harbor Statement This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . Certain statements in this presentation are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Forward - looking statements can be identified by the use of forward - looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the manner in which the parties to the transaction for the acquisition of FameWave by Kitov plan to effect the transaction ; the expected benefits, synergies and costs of the transaction ; management plans relating to the transaction ; the expected timing of the completion of the transaction ; the parties’ ability to complete the transaction considering the various closing conditions ; the plans, strategies and objectives of management for future operations ; product development for NT 219 and CM - 24 ; the potential future financial impact of the transaction ; and any assumptions underlying any of the foregoing ; the process by which early stage products such as CM - 24 could potentially lead to an approved product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully acquire, develop or commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents with protective claims ; the commencement of any patent interference or infringement action ; our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 201 ϴ and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http : //www . sec . gov .

About Kitov

Kitov Pharma is a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance

DIVERSE PIPELINE LARGE MARKETS

- CM-24 - Clinical-stage novel immune checkpoint inhibitor with high potential to treat multiple oncology indications
- NT-219 - Small molecule targeting novel cancer drug resistance pathways
- Consensi™ - Commercial drug approved by FDA to treat osteoarthritis pain and hypertension. Licensed for marketing in the U.S., China and S. Korea

PROVEN TEAM STRONG PARTNERS

- Management team with proven track record in drug development, NDA submissions and FDA approvals
- Consensi™ manufacturing and CMC by Dexcel Pharma, to be distributed in the U.S. by Coeptis Pharmaceuticals
- CM-24 clinical collaboration with Bristol Myers-Squibb

COMPELLING VALUE

- Publicly traded on TASE 2013; IPO on NASDAQ in November 2015
- Tickers: KTOV (ADSs); KTOVW (Warrants)
- Cash on hand (as of June 30, 2019): ~$8M + $3.5M of investment pending closing of CM-24 transaction
- Market Cap: ~$27M*
- ~35% of the shares held by blue-chip, institutional healthcare focused investors*

* As of September 6th, 2019, including CM-24 transaction and investment shares

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Program Indication Preclinical Phase 1 Phase 2 Phase 3 Market Partners Consensi™ Osteoarthritis Pain and Hypertension Commercial partners: Coeptis Pharmaceuticals - U.S. CSBio - China Kuhnil Pharmaceuticals - S. Korea CM - 24 Non - Small Cell Lung Cancer (combination with nivolumab) Bristol - Myers Squibb (Clinical Collaboration) NT - 219 Head and Neck Cancer (combination with cetuximab) Commercial and Development Pipeline

CM - 24

About CM - 24 6 Targets a Novel Immune Checkpoint CM - 24 is a first - in - class mAb blocking CEACAM1, a novel immune checkpoint inhibitor, conceptually analogous to PD1 - PDL1 Well Tolerated in a Phase 1 Study CM - 24 was well tolerated as a monotherapy in a Phase 1 study in doses up to 10 mg/kg Demonstrated Efficacy in Preclinical Models CM - 24 enhances anti - tumor immune activity at the tumor site through multiple pathways Phase 1 / 2 Trial to Start in 2020 Clinical collaboration with Bristol Myers - Squibb for Phase 1 / 2 trial in combination with nivolumab ( Opdivo ®) in non - small cell lung cancer (NSCLC) starting at dose of 8 mg/kg

CEACAM 1 is a Member of the Human CEA Family ( Carcinoembryonic Antigen Cell Adhesion Molecule) Gray - Owen and Blumberg, CEACAM1: contact - dependent control of immunity, Nature Review Immunology , 2006, DOI: https://doi.org/10.1038/nri1864 • Known to interact with both CEACAM1 and CEACAM5 • Also known to interact with TIM - 3 • Only member expressed on lymphocytes • Modulator of T - cell function and activity at the tumor site • Conceptually, analogous to PD - 1/PDL - 1

CEACAM 1 Expression in Tumor and in Tumor - Infiltrating Immune Cells CEACAM 1 staining with MGR 1 (murine version of CM - 24 ) on various tissue microarrays from different cancer types % CEACAM 1 staining in tumor CEACAM 1 + Immune cells Bladder carcinoma Colon Pancreas Melanoma ( 70%) Bladder ( 96%) Colon ( 92%) Pancreas ( 94%) Lung ( 50%) Gastric ( 74%) Prostate ( 63%)

CM - 24 - Mechanism of Action (Tumor) CEACAM 1 / 5 – (T - cell) CEACAM 1 interaction prevents killing of tumor cells through : a) inhibition of the immune activity of TILs b) lowering phosphorylation of immuno - receptors, and c) reduction of the phosphorylation level of ZAP 70 in T cells Markel et al, J Immunol 2002 , 2006 ; Immunology, 2008 ; Cancer Immunol Immunother 2010 ; Ortenberg et al, Mol Cancer Ther 2012 Blockage of CEACAM 1 - CEACAM 1 / 5 interaction by CM 24 enables cytotoxic activity of lymphocytes and killing of tumor cells by T and NK cells CM 24 blocks CEACAM 1 / 1 and CEACAM 1 / 5 interactions evoking anti tumor immune response

Sustained Inhibition of Lung Tumor Growth Following Treatment with CM - 24 + TIL Tumor weight reduction Reduction of number of lung lesions • Xenograft, lung lesion melanoma model • Tumor burden was monitored 26 days post last CM - 24 treatment TIL + IgG TIL + CM - 24 Naive Average tumor weight ( mg) Average # of lung lesions

Synergistic Anti - Cancer Effect Following Treatment with CM - 24 + Anti - PD 1 Combination index ( CI) = 0.15 < 1 synergism

Phase 1 CM - 24 Trial Data • Open - label, multi - dose escalation study to assess the safety and tolerability of CM - 24 as a monotherapy and in combination with pembrolizumab ( Keytruda ®)* • Conducted by Merck in 4 centers (US: UCLA, Yale; Israel: Sheba, Ichilov ) • No DLTs up to 10 mg/kg • Drug - related AEs were observed in 63 % of the subjects • Grade 3 - 5 occurred in 3.7 % of the patients • No discontinuation of study drug due to an AE • No drug related mortalities • Overall, treatment with CM - 24 was well tolerated q 2 wks x 20 q 2 wks x 4 6 week observation only 27 patients: Colorectal 11 Melanoma 7 Ovarian 4 Gastric 3 NSCLC 2 Dose # pt 0.3 mg/ kg 1 mg/ kg 3 mg/ kg 10 mg/ kg 0.01 mg/ kg 0.03 mg/ kg 0.1 mg/ kg 1 3 3 3 7 1 9 * Combination with keytruda® was not clinically tested

Phase 1 PK Data Saturation was not reached with doses up to 10 mg/kg Merck’s conclusion: Saturation likely requires > 10 mg/kg Slower clearance with increasing dose Higher half - life with increasing dose 0.1 mg/ kg 0.3 mg/ kg 1 mg/ kg 3 mg/ kg 10 mg/ kg

Phase 1 PK Data

2-compartment PK model including TMDD was performed by Merck. Model was simulated to characterize TMDD saturation:

Simulated TMDD saturation at Ctrough with Q2W regimen



% TMDD saturation
(surrogate for target engagement)
100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

Predictions with Q3W regimen (not clinically tested)



100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

- Consistent with observed PK showing high clearance at doses <10 mg/kg, plot shows low TMDD saturation at low doses
- 10 mg/kg approaches > 90% saturation but >10 mg/kg dose is needed for saturation across population

- Keytruda®'s administration regimen is Q3W
- With Q3W, 10 mg/kg is predicted to achieve only > 50% saturation

Based on Merck's TMDD model, combination of CM-24 with an anti-PD1 administered Q2W (such as BMS' Opdivo®) is expected to reach receptor's saturation with dosing lower than 20 mg/kg

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CM - 24 Clinical Development Plan Non Small Cell Lung Cancer (NSCLC) patients Phase 1 Dose escalation N <= 15 CM - 24 + nivolumab 15 Phase 2 Expansion cohort N = 30 CM - 24 + nivolumab Accelerated approval strategy if compelling clinical benefit data Pivotal study or • In Collaboration with Bristol Myers - Squibb: • A Phase 1 / 2 open label multi center study of CM - 24 in combination with nivolumab (Opdivo®) in NSCLC 1. Dose escalation starting at 8 mg/kg 2. Expansion cohort • Primary endpoint : Evaluate the safety, pharmacokinetics and to determine the MTD • Secondary endpoint : Obtain preliminary efficacy data • Measurement of CEACAM 1 expression levels to identify a potential correlative biomarker • Exploring further studies in other tumor types as well as monotherapy

NT - 219

About NT - 219 17 Unique MoA NT - 219 is an inhibitor of two signaling proteins involved in drug resistance: Insulin Receptor Substrate 1 and 2 (IRS 1 / 2 ) and Signal Transducer and Activator of Transcription 3 (STAT 3 ) Enhances Every Treatment Regimen Efficacy in PDX models was demonstrated in combination with targeted therapies, chemotherapies and immuno - oncology therapies Efficacious in Multiple PDX Models Demonstrated outstanding efficacy in delaying onset and reversing resistance to anti - cancer drugs in head and neck, colon, lung, and pancreatic cancers Phase 1 / 2 IND in Q 4:2019 IND submission for a first - in - human clinical trial in squamous cell carcinoma of the Head and Neck in combination with cetuximab (Erbitux®) expected in Q 4 2019

Adapted from Clinics vol. 73 supl. 1 2018 IRS 1 / 2 : IRS 1 / 2 and STAT 3 Key Signal Transducers Activated as a Feedback Response to Anti - Cancer Drugs, Leading to Drug Resistance STAT 3 : • Part of the IGFR complex • Phosphorylated on tyrosine residues and triggers activation of PI 3 K/AKT and MEK/ERK signaling pathways • Regulates cell proliferation, protein synthesis, survival, gene expression and apoptosis • Active in the JAK/STAT 3 immune evasion mechanism of the tumor • Provides a crucial axis to support cell proliferation and survival

NT219 - Mechanism of Action

Initial Response



DRUG
ONCOPROTEIN
MEK / ERK
TUMOR REGRESSION

Drug resistance



DRUG
ONCOPROTEIN
MEK / ERK
Feedback
Feedback
STAT3
TUMOR PROGRESSION
IRS
AKT
TUMOR PROGRESSION

Overcoming drug resistance



DRUG
ONCOPROTEIN
NT219
NT219
MEK / ERK
STAT3
IRS
TUMOR REGRESSION

By blocking both STAT3 and IRS resistance pathways, NT-219 prevents tumor resistance and re-sensitizes tumors to anti-cancer therapies

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Inhibition of Both STAT 3 and IRS/PI 3 K is Required to Overcome Resistance 20 PDX of H&N cancer STAT 3 IRS EGFR MEK Tumor Regression Erlotinib ERK PI 3 K AKT Tumor Survival Tumor Survival Drug - resistance Buparlisib Ruxolitinib

Efficacy Demonstrated in Combination with Multiple Drug Classes in Preclinical Models Expected outcomes are: Increased efficacy Expanded target population Extended treatment duration Head & Neck Colon ( wt KRAS) Lung Melanoma Thyroid Uterine Pancreatic Esophagus Prostate Targeted Drugs Chemotherapy Immunotherapy 21

22 NT 219 Prevents Acquired Resistance to erlotinib PDX model Head & neck cancer Drugs Erlotinib (Tarceva®)

23 NT 219 Reverses erlotinib - acquired Resistance PDX model Head & neck cancer Drugs Erlotinib (Tarceva®)

24 NT 219 Delays Tumor Recurrence PDX model Head & neck cancer Drug Cetuximab (Erbitux®)

Recurrent or Metastatic Squamous Cell Carcinoma of the Head and Neck Cancer (SCCHN) • EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN • Cetuximab inhibits EGFR signaling and promotes ADCC • STAT 3 and IRS - to - AKT activation contributes to resistance to cetuximab in HNSCC * Global Data 2018 : Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ** Internal best current estimates of patient numbers based on external research, 5 major global territories Rational of combining Cetuximab + NT - 219 Market Landscape • 1 L Standard of care is shifting from chemotherapy towards immuno - oncology + chemotherapy * • Only < 20 % of R/M SCCHN patients respond to anti - PD 1 s • NT - 219 + cetuximab has the potential to become an attractive 2 - 3 L therapy 1 L 2 L 3 L 60 k** 24 k ** 13 k ** IO +/ - CT IO Mono NT - 219 + cetuximab

NT - 219 Clinical Development Plan Recurrent or metastatic SCCHN patients Phase 1 Dose escalation N <= 24 4 - week cycle NT - 219 + cetuximab 26 Phase 2 Expansion cohort N = 30 NT - 219 + cetuximab Accelerated approval strategy if compelling clinical benefit data Pivotal study NT - 219 + cetuximab vs. cetuximab or • A Phase 1 / 2 open label multi center study of NT - 219 in combination with cetuximab in patients with recurrent or metastatic SCCHN 1. Dose escalation 2. Expansion cohort • Primary endpoint : Evaluate the safety , pharmacokinetics and to determine the MTD • Secondary endpoint : Obtain preliminary efficacy data • Plan to clinically explore NT - 219 ’s efficacy in multiple hard - to - treat oncology indications

Consensi™

About Consensi™ • Approved for marketing by U.S. FDA on May 31 , 2018 • Clinical data showed Consensi™ was more effective at lowering blood pressure than amlodipine alone • Clinical data also demonstrated beneficial renal function measures • Formulated with 200 mg celecoxib and three different dosages ( 2.5 , 5 , 10 mg) of amlodipine • Manufactured by Dexcel Pharma – Israel’s largest private pharmaceutical company Simultaneous treatment of osteoarthritic pain and hypertension Fixed dose combination of Celecoxib , a COX - 2 selective NSAID (the active ingredient in Pfizer’s Celebrex®) + Amlodipine, a blood pressure - lowering agent (a calcium channel blocker) (the active ingredient in Pfizer's Norvasc®) *Celebrex® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc.). Norvasc® is a registered trademark of Pfizer Inc. Consensi™ is the only NSAID whose labeling indicates reduction of blood pressure and consequent risk reduction of heart attack, stroke and death Full U.S. Prescribing Information is available at: www.consensi.com

Consensi™ U.S. Target Markets Consensi™ targets osteoarthritis (OA) patients currently treated with NSAIDs (celecoxib as well as others) who also suffer from existing or newly diagnosed hypertension OSTEOARTHRITIS 50 million patients* NSAIDs 60 % of all OA Rxs * Arthritis Foundation: http://www.arthritis.org/ ** Hypertension Among Adults in the United States: National Health and Nutrition Examination Survey, 2011 – 2012 ARTHRITIS PREVALENCE* • More than 50 million adults in the U.S. have doctor - diagnosed osteoarthritis • 67 million people are expected to have doctor - diagnosed osteoarthritis by 2030 HYPERTENSION PREVALENCE** • 29 % of U.S. adults older than 18 • 65 % of U.S. adults older than 60 COMORBIDITIES • 44 % of adults with high blood pressure have osteoarthritis** HYPERTENSION Celecoxib 24 % of all NSAIDs Consensi™

Consensi™ Commercialization Partners South Korea - Exclusively licensed to Kuhnil Pharmaceuticals (March 2017 ) U.S. - Exclusively licensed to Coeptis Pharmaceuticals. Milestone payments $ 3.5 M, 60% - 40 % profit sharing (January 2019 ) China - Exclusively licensed to Changshan Pharma. Milestone payments up to $ 9.5 M, double - digit royalties (May 2018 )

Upcoming Milestones Expected Date Milestone Q 3:19 CM - 24 - Closing of the transaction Q 4:19 NT - 219 - IND submission to FDA Q 1:20 NT - 219 - Initiation of a phase 1/2 clinical study H 2:19 NT - 219 - Collaboration agreement with potential strategic partner H 2:19 Consensi™ - Complete manufacturing and prepare for U.S. launch Q 1:20 Consensi™ - U.S. launch H 1:20 CM - 24 - IND amendment submission H 2:20 CM - 24 - Initiation of a phase 1/2 clinical study in collaboration with Bristol Myers - Squibb

About Kitov

Kitov Pharma is a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance

DIVERSE PIPELINE LARGE MARKETS

- CM-24 - Clinical-stage novel immune checkpoint inhibitor with high potential to treat multiple oncology indications
- NT-219 - Small molecule targeting novel cancer drug resistance pathways
- Consensi™ - Commercial drug approved by FDA to treat osteoarthritis pain and hypertension. Licensed for marketing in the U.S., China and S. Korea

PROVEN TEAM STRONG PARTNERS

- Management team with proven track record in drug development, NDA submissions and FDA approvals
- Consensi™ manufacturing and CMC by Dexcel Pharma, to be distributed in the U.S. by Coeptis Pharmaceuticals
- CM-24 clinical collaboration with Bristol Myers-Squibb

COMPELLING VALUE

- Publicly traded on TASE 2013; IPO on NASDAQ in November 2015
- Tickers: KTOV (ADSs); KTOVW (Warrants)
- Cash on hand (as of June 30, 2019): ~$8M + $3.5M of investment pending closing of CM-24 transaction
- Market Cap: ~$27M*
- ~35% of the shares held by blue-chip, institutional healthcare focused investors*

* As of September 6th, 2019, including CM-24 transaction and investment shares

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Thank you Our mission is to provide cancer patients with first - in - class therapies to overcome tumor drug resistance, enhance treatment response and slow tumor progression Contact us: Email: IR@kitovpharma.com www.kitovpharma.com

Appendix A - CM 24

Inhibition of Melanoma Growth Following CM - 24 and CM 24 + TIL Treatment CM - 24 activity is demonstrated as single agent and in combination with TILs * P< 0.05 TGI 71% * P< 0.05 TGI 45% 35

Appendix B - NT 219

NT 219 Re - sensitizes Tumors to Anti - PD 1 37 * Double autologous model - Tumors & PBMCs are from the same patient (#RA 236 ) | Keytruda - 6 mg/kg IP, NT 219 - 60 mg/kg IV PDX model Humanized PDX of Esophagus Cancer Drug Pembrolizumab (Keytruda ® )

NT219 Overcomes Resistance to Gemcitabine in Pancreatic Cancer PDX Models

PDX model

Pancreatic Cancer

Drug

Gemcitabine (Gemzar®)



Pancreatic cancer (Patient A) PDX
Tumor volume (cm³)
Days
Gemcitabine (n=15)
NT219 (n=7)
Control (n=7)
Gemcitabine+NT219 (n=8)



Pancreatic cancer (Patient B) PDX
Tumor volume (cm³)
Days
Control (n=5)
Gemcitabine (n=5)
NT219 (n=5)
Gemcitabine+ NT219 (n=5)



Pancreatic cancer (Patient C) PDX
Tumor volume (cm³)
Days
Control (n=5)
Gemcitabine (n=5)
Gemcitabine+ NT219 (n=5)
NT219 (n=5)



Pancreatic cancer (Patient D) PDX
Tumor volume (cm³)
Days
Gemcitabine n=7
Gemcitabine+ NT219 n=9

Additional newly released data for NT-219 in reversing Pancreatic Cancer drug resistance is available on AACR PanCan poster: http://kitovpharma.investorroom.com/index.php?s=151

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RNAseq Analysis of Tumors Following Treatment C onfirming NT - 219 Mechanism of Action 39 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® )

Selected Publications 40 Menashe Bar - Eli Michael Karin Michael Cox Alexander Levitzki

Appendix C - Consensi ™ Clinical Data

Medical Rationale Celecoxib (the active ingredient in Pfizer's Celebrex®) • The only widely prescribed selective COX - 2 NSAID approved in the U . S . (unlike non - selective NSAIDs, celecoxib carries limited gastrointestinal risks) • Since 2005 , has an FDA - mandated “ black box ” label warning of increased cardiovascular risks • According to FDA, cardiovascular risks can occur as early as the first few weeks of using an NSAID, and may increase with longer use Amlodipine ( the active ingredient in Pfizer's Norvasc®) • Calcium channel blocker ; anti - hypertensive • Unlike other blood pressure - lowering drug groups – such as diuretics, ACE inhibitors, and angiotensin II receptor antagonists – calcium channel blockers do not cause deterioration of renal function, including possible acute renal failure* * The FDA Safety Information and Adverse Event Reporting Program; http://www.fda.gov/Safety/MedWatch/SafetyInformation/ucm 270998 .htm

Consensi™ Phase III Trial Desig n Demonstrate that the reduction in blood pressure in the Consensi™ arm is at least 50 % of the reduction in the amlodipine arm Measurement of pain was not required by FDA Primary endpoint Newly diagnosed hypertensive patients Data Collection and Statistical Analysis Double - blind, placebo - controlled, multi - center study N = 152 4 - arm trial with 30 - 45 patients in each arm 2 weeks of treatment Consensi™

Consensi™ Phase III Trial Results • Primary efficacy endpoint was successfully achieved (P= 0.001 ) • Demonstrated 2.5 x better blood pressure reduction than FDA requirement ( 50 % of amlodipine arm) • Demonstrated consistent reduction in all measures of blood pressure • Observed beneficial renal functions: • Additional Phase III/IV clinical trial to scientifically validate the renal benefits (not required for NDA submission) was completed. Topline results were announced in October, 2017 * Error bars – standard error of mean Blood Pressure Reduction of Consensi™ vs. Amlodipine and Celecoxib* Consensi™ demonstrated even better BP reduction than same amount of amlodipine given without celecoxib Measure Consensi™ Amlodipine Creatinine plasma level reduction - 3.22 μ mol/L - 2.55 μ mol/L Peripheral edema (% patients) 8.2% 15.6%

Consensi™ Phase III/IV Clinical Trial Design Hypertensive patients (following a wash - out period) Data Collection and Statistical Analysis Double - blind, placebo - controlled, multi - center study N = 1 2 3 - arm trial 2 weeks of treatment Consensi™ Demonstrate that the reduction in blood pressure in the Consensi™ arm is at least 50 % of the reduction in the amlodipine arm Improvements of renal function measurements Primary endpoint Secondary endpoints

Consensi™ Phase III/IV Clinical Trial Results • Primary efficacy endpoint successfully met (p= 0.019 ), thus Phase III trial results validated • Statistically significant reduction of serum creatinine observed vs. baseline • Consensi™ enhanced the creatinine reduction by an average of 102 % vs. amlodipine alone • Consensi™ demonstrated systolic blood - pressure reduction comparable to amlodipine Consensi™ (n= 48 ) Amlodipine (n=49) Creatinine plasma level reduction - 3.48 μ mol/L - 1.72 μ mol/L p - value 0.0005 0.075